

August 6, 2014

Via Email
Michael Gorton
Chief Executive Officer
Principal Solar, Inc.
2700 Fairmount
Dallas, Texas 75201

>   **Re: Principal Solar, Inc.**
>   **Amendment No. 2 to Form S-1**
>   **Filed July 17, 2014**
>   **File No. 333-193058**

Dear Mr. Gorton:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. In connection with the Form D filed on June 12, 2014 relating to a private offering of up to $5,000,000 of your securities that commenced on May 15, 2013, please provide us with a detailed analysis regarding why this concurrent private offering should not be integrated into your public offering. Specifically address whether your registration statement constituted a general solicitation for purposes of these offerings. Refer to Question 139.25 of our Securities Act Sections Compliance and Disclosure Interpretations. In this regard, we note that you have checked the box on the Form D indicating that you intend for the offering to last more than one year. Please also disclose the sale of such unregistered securities in your registration statement.

Risk Factors, page 11

2. We note that in June 2014, you issued two convertible promissory notes, in the aggregate principal amount of $500,000, which are secured by the otherwise-unencumbered net cash flow, if any, from the operations of your Powerhouse One subsidiary, and mature on December 5, 2014. Considering your historical cash flow, please add a risk factor detailing the amount of the debt that you have incurred to date and the risk that you may not be able to make payments on such debt in a timely manner, if at all. Please also specifically address the potential impact on your business if the noteholders choose to redeem the $500,000 convertible promissory notes for cash, including the impact if the collateral is seized by the noteholders.

We may face substantial penalties under a Registration Rights Agreement…, page 29

3. We note your statement that you entered into a letter agreement with Steuben, effective February 5, 2014, regarding the possibility of forgiveness of certain penalties arising pursuant to the terms of your Registration Rights Agreement. We also note that your disclosure in Note 9 on page F-11 that, effective March 27, 2014, you entered into an additional letter agreement with Steuben regarding the possibility of forgiveness of certain other penalties arising under the Registration Rights Agreement. Please clarify your disclosure to explain the current status of all agreements with Steuben and file all material contracts as exhibits to your registration statement.

Description of Business, page 31

Business Strategies, page 33

4. Please provide further details regarding the timeline in which you currently plan to "develop new commercial utility-scale solar projects" and to "build an entity capable of creating innovative large-scale solar projects," including the timeline for hiring appropriate personnel and obtaining financing, as described in points 3 and 4 on page 33 of your prospectus.

White Papers, Standards, and Thought Leadership, page 43

5. Please provide further details regarding the Lifetime Energy Production (LEP) ranking metric, including additional disclosure regarding how LEP is calculated and if this ranking metric is widely accepted by the solar industry.

Principal Solar Institute PV Module Rating, page 44

6. Please disclose what is meant by the "power value" or "power rating" of a PV module, including how this value is determined, specifically with regard to the advertised value, and explain why this value sometimes differs from the tested value.

7. Please explain how "subtracting the negative power tolerance and then calculating the energy produced" enables the PV Module Rating to take power tolerance into account. Please also explain how you test for NOCT.

8. Please disclose how you determined the weighting of each individual factor that comprises a PV Module Rating. If appropriate, please include a sample rating, in order to facilitate understanding of your rating process.

9. We note your statement that "[t]he acceptance level of the ratings is a rather subjective concept." Please provide further details in your disclosure regarding how you anticipate encouraging municipalities to adopt your ratings, any current goals for adoption, and any anticipated timeline for increased adoption. Please also provide further information regarding the market in which your ratings may be adopted, including but not limited to the number of potential adoptees.

Material Acquisitions, page 51

SunGen Mill 77 LLC and SunGen StepGuys LLC, page 51

10. We note your response to comment 11 in our letter dated May 29, 2014. Please disclose whether you are a party to a Power Purchase Agreement with the SunGen Entities, and disclose the amount of electricity and revenue that is currently being generated by the facility.

Powerhouse One, page 51

11. We note your statement that "the parties have re-confirmed their intent to transfer the non-controlling interest [in Powerhouse One] to the Company over the next several months as the Company obtains sufficient financing to do so." Please provide further details regarding the timeline for the acquisition, as well as your plans to obtain sufficient financing. If appropriate, please also add a risk factor disclosing the material risks to your business if the acquisition is not completed.

Directors, Executive Officers and Control Persons, page 56

Biographical Information, page 56

12. Please confirm whether Mr. Gorton began his employment as your Chief Executive Officer and Chairperson in March 2011 or in 2010 and revise your disclosure accordingly. In addition, please disclose Mr. Gorton's employment between 2009 and such date. See Item 401(e) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 69

Plan of Operations, page 69

13. We note your response to comment 16 in our letter dated May 29, 2014 and your revised disclosure on pages 69, 70 and 74. You currently disclose that you need to raise approximately $5,000,000 of additional funding to satisfy your cash requirements for the next 24 months. Please revise to also disclose your anticipated cash requirements for the next 12 months and the anticipated sources of funding for those cash requirements.

14. We note your disclosure that in the event you are unable to raise funding or funding is not available on favorable terms, you can continue your operations at the current level for approximately six months. However, we note your disclosure on page 2 that you have cash on hand of $66,000 as of June 30, 2014 and your disclosure on page 74 that your existing revenue sources do not cover the costs of administering your business and that your average monthly net cash flow is a deficit of approximately $200,000 per month. Based on these disclosures, it is unclear to us how you will be able to fund your operations for approximately six months without raising additional funding. Please explain and revise your disclosures to provide clarification.

15. We note from your response to comment 16 in our letter dated May 29, 2014 that, other than continuing to obtain additional funding, there is no viable plan that would allow you to continue operations beyond the next six months after the date of your registration statement. It appears from your response that your viable plan to continue in business for at least the 12 month period following the date of the most recent financial statements included in the filing may consist of your plan to obtain additional funding through debt and equity financing to support your future operations. If this is in fact your viable plan, please revise your disclosure in Management's Discussion and Analysis to clearly state that this is your plan. Please note that in the absence of a viable plan to continue in business for at least the next 12 months, you should consider the guidance in Section 607.02 of the Codification of Financial Reporting Releases regarding whether the presentation of financial statements on a going concern basis is appropriate.

16. We note your statement that, if you are unable to raise the funds required to support your operations after the expiration of six months from the date of this prospectus, you "may be forced to suspend [y]our periodic reporting" until you raise sufficient funds. Please confirm your understanding that once your registration statement becomes effective, you will be subject to the periodic reporting requirements of the Securities Exchange Act of 1934, and failure to comply with such requirements could lead to, among other things, potential liability under the federal securities laws.

Comparison of Operating Results, page 73

17. Revise to specify the nature of the increased costs of revenue that are "due to the acquisition of Powerhouse One."

Plan of Distribution and Selling Stockholders, page 85

18. Please disclose the beneficial owner of the shares held by The White Trust. Please refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Financial Statements for the Fiscal Years Ended December 31, 2013 and 2012, page F-15

Consolidated Statements of Cash Flows, page F-19

19. Please begin your annual and interim statements of cash flows with net income (loss) rather than net income (loss) attributable to common stockholders.

Notes to Consolidated Financial Statements, page F-20

Note 2. Summary of Significant Accounting Policies, page F-21

Revenue Recognition, page F-22

20. We note from your response to comment 20 in our letter dated May 29, 2014 that it appears you have concluded that your Power Purchase Agreement (PPA) does not qualify as a lease. Please explain to us how you account for the PPA and revise your disclosure to clarify your accounting method.

21. In doing so, tell us and disclose whether you consider your PPA to be a derivative instrument. If so, please tell us whether the instrument qualifies for the normal purchase and normal sales exception and, if applicable, how you reached this conclusion. If your PPA does not qualify as a lease and is not a derivative instrument, please tell us if you are accounting for your PPA as an executory contract or using some other method.

22. Based on information contained on your website, www.PrincipalSolarInstitute.org, it appears that you are selling advertising space on your website's Resource Guide to companies and individuals who wish to list their products, services, whitepapers and/or webinars on your website. Please tell us here and, if material, disclose how you are accounting for these sales and the costs of the related services. Please also quantify for us the revenues associated with these activities. Please also explain whether such sales have any impact on the "unbiased" nature of your PV Module Ratings. Please also

disclose this information in other applicable sections of your registration statement, including but not limited to Management's Discussion and Analysis.

Note 5 Acquisitions, page F-24

23. We note from your response to comment 22 in our letter dated May 29, 2014 that you have concluded that you "have no typical customer-related intangible assets" but that your purchase price allocation is still preliminary and you are evaluating the existence and valuation of any contract-based intangible assets. Since you acquired Powerhouse One LLC on June 17, 2013, more than one year prior to the date of your response, it is unclear to us how you are still within the measurement period as suggested by your response. We also note your disclosure on page F-8 that the value of the PPA is considered to be inextricably tied to the operation of your solar array, is not separately marketable and that you have included it in the recorded cost of the solar array and depreciate it over time. Considering the PPA appears to meet the contractual-legal criteria in ASC 805-20-25-10, please clarify in sufficient detail why you believe separate recognition of the fair value of the intangible asset arising from the PPA, if any, was not required under ASC 805.

24. We note your disclosure that the PPA had a remaining term of 8 years at the acquisition date while the solar array had a remaining useful life of 23 years. Based on your disclosure, it appears you may be depreciating the value of the PPA, currently recorded in the Solar array asset, over a useful life that exceeds its contractual term. Please explain to us in sufficient detail how you determined that the PPA should be amortized over the remaining useful life of the underlying fixed assets and not over its contractual term.

25. We note inconsistent disclosures throughout your filing regarding the term of the PPA and the date of its expiration. As examples only, you disclose on page 16 that the PPA has a remaining term through 2031, disclose on page F-24 that the PPA has an 8 year remaining term, and disclose on page F-36 that the PPA has an initial term of 20 years beginning on October 12, 2010. Please revise your disclosures, as appropriate, to clearly and consistently describe the terms of the PPA.

26. We note your response to comment 21 in our letter dated May 29, 2014. We note that you provided the pro forma financial information required by Rule 8-05 of Regulation S-X in Exhibit 99.2 to the registration statement. Please move this information so that it is included within the body of your prospectus rather than as an exhibit.

Exhibit 99.2

27. Please clarify why your pro forma statements of operations do not reflect adjustments to depreciation expense related to fair value adjustments of the acquired fixed assets. In doing so, quantify for us the purchase price adjustment applied to the historical carrying

value of the acquired fixed assets and explain to us in sufficient detail how you determined the fair value of the acquired fixed assets.

Current Report on Form 8-K, filed May 5, 2014

28. We note your response to comment 23 in our letter dated May 29, 2014; however, the Commission has interpreted the phrase "offer to sell" in Section 5(c) of the Securities Act of 1933 to include "the publication of information and statements … made in advance of a proposed financing, which have the effect of … arousing public interest in the issuer or its securities." See Securities Act Release No. 5180 (Aug. 16, 1971). As such, because the presentation filed as Exhibit 99.1 to your May 5, 2014 Form 8-K could have such effect and therefor constitute an "offer," please provide additional analysis, including references to relevant statutes, rules or interpretations, explaining why you believe that the presentation and Form 8-K did not constitute a violation of Section 5. Alternatively, revise your disclosure to discuss the risks and impacts to you of a possible violation of Section 5.

29. Please also revise your prospectus to disclose the information that you provided on Form 8-K that you have not otherwise disclosed in the prospectus, such as the information on page 11 regarding your 2014 pipeline acquisitions.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have any questions regarding comments on the financial statements and related matters. Please contact Liz Walsh, Staff Attorney, at (202) 551-3696 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara Ransom
Assistant Director

cc: D. Grant Seabolt, Jr., Esq.